Exhibit 12

WALGREEN CO. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	11/30/2009	11/30/2008
Income before income taxes and minority interest	$776	$654
Add:
Minority interest	-	-
Fixed charges	264	237
Less: Capitalized interest	(3)	(5)
Earnings as defined	$1,037	$886

Interest expense, net of capitalized interest	$22	$16
Capitalized interest	3	5
Portions of rentals representative of the interest factor	239	216
Fixed charges as defined	$264	$237

Ratio of earnings to fixed charges	3.93	3.74